Exhibit 99.3

PERDIGÃO S.A.

A PUBLIC COMPANY

CNPJ/MF 01.838.723/0001-27

MINUTES OF THE 45TH EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: November 4 2008 at Avenida Escola Politécnica, 760, São Paulo, SP at 11:00 a.m.. QUORUM: The full complement of Board Members. PRESIDING OFFICIALS: Nildemar Secches, President; Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS TAKEN: 1) Re-ratification of a Branch Address: The Board resolved to authorize the re-ratification of the address of the branch with its activity ‘Preparation of Milk’, which, in the minutes of the 2nd /2008 and 5th /2008 Ordinary Meetings of the Board of Directors was shown incorrectly as Rua Victor Marcondes Sampaio nº 60, sala 01, Quatis, RS, the correct address being ‘Rua Victor Marcondes Sampaio, 60, sala 01, Bairro Quatis, CEP 27430-110, Quatis, state of Rio de Janeiro’. CONCLUSION: These minutes having been read and approved, were signed by the meeting’s participants. Nildemar Secches, President; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Décio da Silva; Luís Carlos Fernandes Afonso; Maurício Novis Botelho; Manoel Cordeiro Silva Filho; Jaime Hugo Patalano; Rami Naum Goldfajn. (I certify that this is an exact copy of the original minutes transcribed in Register 2 of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Board of Directors, page 67)

NEY ANTONIO FLORES SCHWARTZ

Secretary